ENCORE COMPUTER CORPORATION                            Exhibit 11
Computation of Loss per Share
(in thousands except per share data)
Primary                                                 1996      1995      1994

Net Loss                                           ($70,732) ($81,354) ($54,556)

Series B, D, E, F and G Preferred
 Stock Dividends                                     (11,996) (19,062) (13,987)

Series B, D, E, F, G and H Accumulated
 Preferred Stock Dividends                           (13,417)        0         0

Net loss attributable to
 common shareholders                               ($96,145)($100,416) ($68,543)

Weighted average common
 shares outstanding                                   36,810    34,923    33,391

Loss per common share                                ($2.61)   ($2.88)   ($2.05)

Assuming Full Dilution
Net loss                                           ($70,732) ($81,354) ($54,556)

Wghtd avg common shares outstand                      36,810    34,923    33,391
Series A assumed converted                             7,364     7,364     7,364
Series B assumed converted                            22,544    21,242    20,014
Series D assumed converted                            34,496    32,503    30,624
Series E assumed converted                            35,260    33,223    28,481
Series F assumed converted                            16,499    12,437         0
Series G assumed converted                            17,704     6,388         0
Series H assumed converted                             7,760         0         0
Exercise of options reduced by the number
 of shares purchased
 with proceeds                                         3,158     3,349     4,866

Weighted avg shares outstand                         181,595   151,429   124,740

Loss per common share                                ($0.39)   ($0.54)   ($0.44)